Exhibit 99.4
Bonus to Verlise Walker


[LISKA BIOMETRY LOGO]


APRIL 30, 2005

VERLISE WALKER
108-3530 Downpatrick Road,
Ottawa, Ontario
K1V 8T4

         RE: EMPLOYEE EQUITY BONUS


Dear Verlise,

         Liska Biometry, Inc. is delighted to notify you that for services previously rendered, in recognition of excellent work and dedication to Liska Biometry, Inc., we are hereby granting you a Consulting Bonus in the form of equity in the amount of 35,000 shares of common stock. Please be advised that said shares will be registered pursuant to Form S-8. We recognize and acknowledge that your services were not, in any way, in connection with the sale of securities in a capital-raising transaction, nor were they directly or indirectly in connection with promoting or maintaining a market for Liska's securities. Thank you for your recognized contributions to our company.

Sincerely,

Liska Biometry, Inc.